

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA  30328

> **Re:    Beazer Homes USA, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-12822**
> **Amendment No. 1 to Form 8-K**
> **Filed May 11, 2011**
> **File No. 001-12822**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K

1.  Please provide us with sufficient information to understand how the Company calculated the impact of the Company's change in accounting for the unvested shares of common stock.  Please also help us understand how you determined this revision does not represent a correction of an error and correspondingly did not require you to treat it as a correction of an error for disclosure purposes.  Please tell us what consideration you gave to the following:

    - Filing a Form 10-Q/A for the period ended March 31, 2011 to reflect the correction of error identified in your Form 8-K/A;
    - Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7 through 50-10;

- Including a prominent restatement footnote in the financial statements that describes the restatement related to the return of unvested shares of common stock;
- Labeling the appropriate columns on your financial statements as restated; and
- Filing an Item 4.02 Form 8-K.

If you determined that this revision was not material, please provide us with your materiality assessment pursuant to SAB Topic 1:M and 1:N. Your materiality assessment should address both quantitative and qualitative considerations including but not limited to the difference in the underlying accounting of the return of the unvested shares of common stock and your related disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Patrick Macken
Troutman Sanders LLP
*via facsimile at* (404) 962-6742